

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-Mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

> **Re: eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 1, 2013**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your response submitted on April 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

1. We note your response to comment 1 in our letter dated April 12, 2013. Please confirm that in future filings you will expand your disclosure within MD&A to include the substance of your response with modifications as necessary based on changes in circumstances.

Off-Balance Sheet Arrangements, page 72

2. We note your response to comment 4 in our letter dated April 12, 2013. As you state that you previously acted as an agent for customers and did not have control over the customer account balances, please explain in detail the degree of control you now have over customer balances, such as your ability to use deposited funds at your discretion. Please also tell us and disclose what, if any, legal restrictions that exist with respect to your use of deposited funds. Furthermore, please explain in detail whether you believe these amounts meet the definition of cash and cash equivalents.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

3. We note your response to comment 6 in our letter dated April 12, 2013. You state that you consider PayPal customer accounts to be comparable to customer deposits held at financial institutions, and as a result have considered the advances and repayments to be more akin to financing activities. Please tell us whether your use of deposited customer funds is consistent with how financial institutions utilize customer deposits (e.g. using deposited funds for lending activities, etc.), and how differences, if any, were considered in determining your accounting policy. Please cite relevant U.S. GAAP in your response. In addition, please advise us of your basis for not segregating customer account balances, which you state are effectively advances from customers repayable on demand, from funds receivable and funds payable.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief